UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-36185

Dynagas LNG Partners LP
(Translation of registrant’s name into English)

Poseidonos Avenue & Foivis 2 Street
166-74 Glyfada, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K (this “Report”) is a copy of the press release of Dynagas LNG Partners LP (the “Partnership”), dated October 29, 2026, announcing that its 2026 Annual Meeting of Limited Partners is scheduled to be held on November 27, 2026 (the “2026 Annual Meeting”).

Attached as Exhibit 99.2 to this Report is a copy of the Notice, Proxy Statement and Proxy Card of the Partnership for the 2026 Annual Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DYNAGAS LNG PARTNERS LP
(Registrant)

	By:	/s/ Michael Gregos
		Name:	Michael Gregos
		Title:	Chief Financial Officer

Date: October 29, 2026